UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No.__)*

                                  Con-way Inc.
                                (Name of Issuer)

                  Common Stock, with $.625 par value per share
                         (Title of Class of Securities)

                                    205944101
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------                        ------------------
CUSIP No. 205944101                             13G           Page 2 of 5 Pages
--------------------------------------                        ------------------

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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Impala Asset Management LLC

      41-2118667
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
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  NUMBER OF   5.     SOLE VOTING POWER

   SHARES            0
              ------------------------------------------------------------------
BENEFICIALLY  6.     SHARED VOTING POWER

  OWNED BY           2,971,712
              ------------------------------------------------------------------
    EACH      7.     SOLE DISPOSITIVE POWER

  REPORTING          0
              ------------------------------------------------------------------
   PERSON     8.     SHARED DISPOSITIVE POWER

    WITH             2,971,712
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,971,712
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10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
      Instructions)
                                                                             |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.58%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (See Instructions)

      IA
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer.
                  Con-way Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  2855 Campus Drive
                  San Mateo, CA 94403

Item 2(a).-(c).   Names of Person Filing.

                  Impala Asset Management LLC
                  134 Main Street
                  New Caanan, CT 06840

                  Citizenship. Delaware

Item 2(d).        Title of Class of Securities.
                  Common Shares with $0.625 par value

Item 2(e).        CUSIP Number.  205944101

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

      (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) |_| Investment company registered under Section 8 of the Investment Company Act.

      (e) |X| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  The information in items 1 and 5 through 11 on the cover pages (p. 2) on Schedule 13G is hereby incorporated by reference.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

            By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 14, 2008


                                       Impala Asset Management LLC


                                       By:   /s/ Thomas Sullivan
                                          --------------------------------------
                                          Name:  Thomas Sullivan
                                          Title: Chief Financial Officer